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SEC Mail Processing Section
AUG 28 2008
Washington, DC
108

SECURITIE

08032536

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2007 (MM/DD/YY) AND ENDING June 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Accent Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 210

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Reeder **(415) 981-7200**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

AH 9/4

OATH OR AFFIRMATION

I, **Milton Reeder**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Accent Capital Advisors, L.L.C.**, as of **June 30, 2008**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

State of California
County of San Francisco

Subscribed and sworn to before me
this 27 day of August 2008

Notary Public

LEAH M. RESCATE
Commission # 1632250
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

- *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCENT CAPITAL ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2008

Harb Levy Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Member
Accent Capital Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Accent Capital Advisors, L.L.C. (the "Company") as of June 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Accent Capital Advisors, L.L.C. as of June 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
August 26, 2008

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ▪ www.hlwcpa.com

ACCENT CAPITAL ADVISORS, L.L.C.
Statement of Financial Condition
June 30, 2008

Assets		
Cash	$	23,043
Accounts receivable		50,000
Prepaid expenses		497
Total assets	$	73,540
Liabilities and Member's Equity		
Accounts payable	$	6,500
Member's equity		67,040
Total liabilities and member's equity	$	73,540

See Accompanying Notes to Statement of Financial Condition

Accent Capital Advisors, L.L.C.
Notes to Statement of Financial Condition
June 30, 2008

1. Business and Summary of Significant Accounting Policies

Business

Accent Capital Advisors, L.L.C (the "Company") is a California corporation formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a securities broker-dealer and is a member of the Financial Industry Regulatory Authority.

As a limited liability company, member's liability is limited to the amount reflected in his capital account. The Company is managed by its managing member, Milton Reeder.

Cash

The Company maintains its cash in a bank deposit account with a commercial bank, which at times may exceed federally insured limits. The Company has not experienced any losses in such an account and believes it is not exposed to any significant credit risk on cash.

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is allocated to the member for inclusion in his income tax returns.

Use of Estimates

The process of preparing the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets and liabilities. Such estimates primarily relate to unsettled transactions and events as of the date of the statement of financial condition. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2008, the Company had net capital of $16,543, which was $11,543 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.39 to 1.

3. Related Party Transactions

Mr. Reeder is a member of the Board of Directors for AUL Corporation and Luis Nieves is a shareholder of AUL Corporation. During the year ended June 30, 2008, the Company entered into a private placement agreement with Mr. Nieves to assist him in the procurement of an acceptable offer to purchase a substantial percentage of his ownership of AUL Corporation and two related entities. Additionally, the Company will provide consulting services relating to the sale and to Mr. Nieves's future employment after the sale has been completed. As per the terms of the agreement, the Company earned a fee of $50,000 for the year ended June 30, 2008.

4. Subsequent Event

Between July 1 and August 26, 2008, the Company distributed $40,000 to the member.

END